CONSENT OF A. PERALTA ROMERO

The undersigned hereby consents to the use of their report: Côté Gold Project, Ontario NI 43-101 Technical Report on Feasibility Study, and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in (i) the Annual Report on Form 40-F for the year ended December 31, 2019, (ii) the Registration Statement on Form F-10 (File No. 333-223646) and (iii) the Registration Statement on Form S-8 (File No. 333-142127), in each case, of IAMGOLD Corporation.

/s/ Antonio Peralta Romero
_________________________
By: Antonio Peralta Romero, P.Eng.
Principal Mining Engineer
WOOD Canada Limited

Dated: February 19, 2020